Exhibit 99.1

Fusion Fuel Signs Non-Binding Letter of Intent to Acquire British Fuel Distribution Company

DUBLIN, Ireland – April 9, 2025 – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering and advisory solutions, today announced that it has signed a non-binding letter of intent (“LOI”) to acquire 100% of a privately held British fuel distribution company (the “Target”).

In the proposed acquisition, the Company will purchase 100% of the outstanding shares of the Target from its shareholders for total consideration valued at £50 million, consisting of £25 million in cash funded through debt financing, £2 million in cash financed from a capital raise, £8 million in the Company’s shares subject to a make-whole agreement, and two additional payments of £7.5 million cash each within nine months and 18 months from the closing.

The Target reported over $50 million in revenue and $4 million in net income for the year ending in 2023 and delivered strong growth in 2024, generating over $54 million in revenue and $7 million in net income. The transaction, if consummated, would mark a significant expansion of Fusion Fuel’s presence in the energy distribution sector, aligning with the Company’s broader strategic objectives.

John-Paul Backwell, Chief Executive Officer of Fusion Fuel, commented: “This proposed transaction reflects our progress in executing our growth strategy, which began with our acquisition of Quality Industrial Corp. late last year. Our short-term priority is to build a synergistic portfolio of profitable and cash-generating businesses across the energy value chain. In addition to significantly increased revenues and profitability, acquiring this United Kingdom-based fuel distribution company would enable us to expand our footprint in the energy distribution space while also broadening our geographic presence into a key new market.”

The LOI is non-binding, and consummation of the transaction remains subject to further due diligence, the negotiation of definitive agreements, and the satisfaction of customary closing conditions, including regulatory approvals. The Company expects to provide further updates as discussions progress.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) is an emerging leader in the energy services sector, offering a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its Al Shola Gas and BrightHy brands. Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors. BrightHy, the Company’s newly launched hydrogen solutions platform, focuses on delivering innovative engineering and advisory services that enable decarbonization across hard-to-abate industries.

Learn more about Fusion Fuel by visiting our website at https://www.fusion-fuel.eu and following us on LinkedIn.

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Fusion Fuel has based these forward-looking statements largely on its current expectations, including but not limited the ability of the investment reported on to be consummated as anticipated. Such forward-looking statements are subject to risks and uncertainties, including without limitation, the Company’s ability to enter into a definitive share purchase agreement with the shareholders of the Target, the ability of the parties to complete their due diligence and all other closing conditions, the Company’s ability to complete the proposed acquisition and integrate the Target’s business, obtain all necessary regulatory and other consents and approvals in connection with the transaction, andthose set forth in Fusion Fuel’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024, which could cause actual results to differ from the forward-looking statements.

Investor Relations Contact

ir@fusion-fuel.eu